Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
CHC named preferred bidder for UK Search and Rescue services

Friday, November 4, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has been named by the United Kingdom Department for Transport (“DfT”) as the ‘preferred bidder’ to provide commercial Search and Rescue helicopter services from four bases in the UK for a five-year period commencing July 1, 2007.

DfT and CHC will now negotiate details of the operation with a view to finalizing a contract for the provision of search and rescue services from three dedicated civilian-operated bases at Sumburgh, Stornoway and Lee on Solent on a 24/7 basis, as well as Portland on a day-time only basis. The awarding of this contract is not assured and remains subject to the finalization of terms and conditions with the DfT.

CHC currently provides search and rescue and emergency helicopter services in Ireland, Africa, Australia and Norway. This new contract, if awarded, would further strengthen CHC’s position as world leader in civilian offshore search and rescue helicopter services and enhance its reputation for providing expert, cost-effective alternatives to government-run Coast Guard services.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-2494	604-279-2493

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.